November 16, 2017

TSX: SAM

STARCORE ANNOUNCES

2nd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) announces production results for the second quarter of fiscal 2018, ended October 31, 2017, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

During Q2 at San Martin, a total of 69,753 tonnes was milled at an average grade of 1.56 g/t gold and 13.6 g/t silver resulting in the production of 2,739 gold equivalent ounces. Mill recoveries averaged 80.9% for gold and 54.0% for silver. Equivalent gold ounce calculation is based on the average gold:silver ratio of 75.6:1 during the quarter.

During Q2 the Altiplano Facility received approximately 137.25 tonnes of concentrate and 311 kg of precipitates containing approximately 197 ounces of gold and 13,650 ounces of silver. During the quarter ended October 31, 2017, the Company sold 94 ounces of gold and 20,280 ounces of silver.

“A mixed operating environment continued at the San Martin mine and Altiplano during Q2. Due to ore availability at the mine, we saw a decline in grade and production numbers. At Altiplano, a management change led to efficiency issues in filling the plant to capacity. Against this backdrop, we have implemented a strategy that addresses those issues, and with new operating management onboard, we are confident that we will be able to optimize production levels in future quarters, reflecting both the diversity and the strength of our team,” reported Robert Eadie, President of the Company.

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

1

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.